Exhibit 99.3

InflaRx Reports Second Quarter 2025 Financial Results and
Provides Business Update

●	INF904 Phase 2a data in chronic spontaneous urticaria (CSU) and hidradenitis suppurativa (HS) expected by the end of September to early November 2025

●	Phase 1/2 data announced by Staidson BioPharmaceuticals for InflaRx-partnered C5a antibody BDB-001 in ANCA-associated vasculitis (AAV) were favorable, with Staidson expecting Phase 3 study initiation

●	InflaRx working diligently toward unblinding of stopped Phase 3 pyoderma gangrenosum (PG) trial so that all data can be analyzed later this year

●	Enrollment began in BARDA funded JUST BREATHE Phase 2 platform clinical trial investigating vilobelimab and additional novel therapeutic candidates for acute respiratory distress syndrome (ARDS)

●	Cash, cash equivalents and marketable securities totaled €53.7 million on June 30, 2025

●	InflaRx estimates it has sufficient funds for currently planned operations into 2027, with review ongoing to determine feasibility of prioritizing additional resources toward INF904

Jena, Germany, August 7, 2025 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced its financial results for the three months ended June 30, 2025, and provided a business update.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “With the development of INF904, an oral C5aR inhibitor with best-in-class potential, InflaRx remains committed to targeting unmet needs in inflammatory disease and bringing new hope to patients. Data informing the clinical utility of INF904 in chronic spontaneous urticaria and hidradenitis suppurativa are anticipated in the fall, potentially unlocking significant value in this pipeline program and driving INF904 one step further as an effective and safe oral option for patients with these painful and debilitating skin conditions.”

Select recent highlights and business update

INF904 Phase 2a trial – Data expected to provide significant clarity on clinical utility in CSU and HS

Given anticipated summer enrollment trends, we expect to report topline results from the ongoing Phase 2a basket study in HS and CSU by the end of September to early November. The data will include primary endpoints of pharmacokinetics (PK) and safety and also will include key clinical benefit endpoints after 4 weeks of treatment. InflaRx believes these data will provide clarity on the clinical utility of INF904 in both CSU and HS and will significantly inform the potential paths forward for continued development.

Data released will include all three HS dosing cohorts (60 mg, 90 mg and 120 mg BID), as well as the two main CSU dosing cohorts (all-comers dosed with either 60 mg or 120 mg BID) containing both anti-IgE naïve and anti-IgE experienced patients. Enrollment in a third CSU dosing cohort (120 mg) targeting Type IIb phenotype patients very stringently selected as highly refractory to anti-IgE therapy is ongoing. The inclusion criteria for this third CSU arm have recently been broadened. Data from this last cohort in CSU will be announced in due course and, given sufficient demonstrated potential in the all-comer arms, is not expected to impact the timing of CSU Phase 2b trial initiation.

The Phase 2a trial is a multi-center, open-label study evaluating multiple INF904 dosing regimens over 4 weeks of treatment in a total of 75 patients (45 with CSU and 30 with HS). The goal of the trial is to generate additional safety and PK data and to demonstrate signs of clinical benefit, with the additional objective of informing Phase 2b trial go/no go decisions and study planning by year-end 2025.

InflaRx believes CSU and HS may each represent addressable markets of $1 billion or more for INF904. While the Company intends to focus its resources on its immediate goals in these two indications, it continues to assess the value of pursuing additional applications in inflammation via potential future collaborations with partners.

GOHIBIC (vilobelimab) for ARDS

In June 2025, BARDA announced enrollment of the first patient in the JUST BREATHE Phase 2 platform clinical trial investigating novel therapeutic candidates for ARDS. The clinical trial is being implemented by the PPD clinical research business of Thermo Fisher Scientific and aims to evaluate the safety and efficacy of three host-directed therapeutic candidates at up to 60 U.S. sites, targeting a total enrollment of 600 hospitalized adult patients with ARDS.

Vilobelimab for pyoderma gangrenosum (PG)

In May 2025, InflaRx announced that the Independent Data Monitoring Committee (IDMC) conducting the unblinded interim analysis for the Phase 3 trial for vilobelimab in PG recommended that the trial be stopped due to futility. This action was based on analysis of the first 30 patients enrolled in the study, with no unexpected adverse events noted by the IDMC. The Phase 3 PG study has been closed, and InflaRx is working diligently towards database lock so that all data can be analyzed and unblinded later this year. In addition, the Company continues to carefully assess the opportunity to reallocate resources from PG activities toward INF904 development.

Development progress with anti-C5a antibody BDB-001 by collaborator Staidson BioPharmaceuticals

In July 2025, Staidson BioPharmaceuticals announced that a multicenter, randomized, open-label, placebo-controlled Phase 1/2 study met its primary efficacy endpoint, demonstrating that anti-C5a therapy can reduce corticosteroid use and enable corticosteroid-free treatment in patients with AAV. The study also met its key secondary efficacy endpoint, showing that complete remission rates in the treatment arms were non-inferior to those in the placebo group. We believe these findings highlight the potential of anti-C5a therapy to reduce corticosteroid dependency while maintaining effective disease control in this serious autoimmune condition. Based on the data, Staidson plans to advance BDB-001 into Phase 3 trials in AAV.

Under a co-development agreement in China, InflaRx granted Staidson BioPharmaceuticals the right to use the vilobelimab cell line to develop and manufacture the anti-C5a antibody BDB-001. InflaRx is entitled to receive royalties on net sales of Staidson products containing BDB-001, including mid-single-digit percentage royalties on future sales in AAV. Details of this collaboration agreement can be found in our latest 20-F filing.

Regarding the primary endpoint, week 12 partial remission rate, based on the last observation carried forward (LOCF) analysis, the four treatment groups (low dose + steroid tapering, high dose + steroid tapering, low dose without steroids, high dose without steroids) had comparable efficacy to the standard treatment group (standard steroids). Partial remission rates at week 12 were 65.0%, 76.2%, 62.5%, 76.5%, vs. 68.4% (placebo), respectively.

Regarding the secondary endpoint, week 12 complete remission rate, also based on LOCF analysis, all experimental groups showed numerically higher complete remission rates than the standard treatment group: 30.0%, 33.3%, 37.5%, 52.9%, vs. 5.3% (placebo), respectively.

Overall safety was positive, and risks were controllable. The incidence of Grade 3 or higher adverse events was 34.4%, with balanced distribution across groups (18.8%–41.2% in experimental groups vs. 47.4% in control group). The incidence of serious adverse events was 24.7%; the lowest was in the low dose without steroid group (6.3%), and the rest were comparable to control (19.0%–35.3% vs. 36.8%).

GOHIBIC (vilobelimab) in the EU

GOHIBIC (vilobelimab) is approved in the European Union (EU) under exceptional circumstances for the treatment of adults with SARS-CoV-2-induced ARDS who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation (IMV) with or without extracorporeal membrane oxygenation (ECMO).

GOHIBIC (vilobelimab) is the first and only treatment approved in the EU for the treatment of SARS-CoV-2-induced ARDS. InflaRx continues to pursue commercial partnering and distribution options in this geography and does not expect this approach will have a materially negative impact on its cash burn rate.

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “With our solid balance sheet, disciplined financial management, and a cash runway into 2027, we remain well positioned for the upcoming data readouts for INF904 in CSU and HS.”

Financial highlights – 2Q 2025

Revenue

For the six months ended June 30, 2025, we realized €39 thousand in revenues from sales of GOHIBIC (vilobelimab). Compared to the six months ended June 30, 2024, this is a decrease of €3 thousand. Sales to distributors do not constitute revenue for the Company. All revenues are attributed to sales in the United States.

Cost of sales

Cost of sales during the six months ended June 30, 2025 amounted to €2.4 million, primarily due to higher inventory write-downs of €2.4 million. Write-downs were primarily quantities of unfinished goods on hand exceeding quantities expected to be sold prior to expiry and were determined by a multiple-scenario analysis. In the same period in 2024, write-downs were lower due to a longer inventory shelf life as of June 30, 2024.

Sales and marketing expenses

Sales and marketing expenses incurred for the six months ended June 30, 2025 decreased by €0.8 million compared to the six months ended June 30, 2024 to €2.5 million. This decrease is primarily due to lower third-party expenses mainly attributable to the in-sourcing of our sales staff which was previously provided through a third party and offset by higher personnel expenses.

Research and development expenses

Research and development expenses incurred for the six months ended June 30, 2025 decreased by €3.1 million to €14.2 million compared to the six months ended June 30, 2024. This decrease is primarily due to lower third-party expenses for clinical material and related manufacturing expenses.

General and administrative expenses

General and administrative expenses incurred for the six months ended June 30, 2025 increased by €1.5 million to €8.3 million, compared to the six months ended June 30, 2024, mainly due to higher legal, consulting and audit expenses of €2.4 million and higher personnel expenses in the amount of €4.3 million.

Other income

Other income for the six months ended June 30, 2025 amounted to €1.5 million, compared to €53 thousand for the six months ended June 30, 2024. Other income was primarily due to other income from research allowances.

Net financial result

Net financial result decreased by €1.2 million to a gain of €3.2 million for the six months ended June 30, 2025, from a gain of €4.4 million for the six months ended June 30, 2024. This decrease was mainly attributable to the decrease of the foreign exchange result by €7.3 million. Foreign currency losses amounted to €4.8 million, of which €3.6 million resulted from the valuation of our U.S. dollar denominated securities holdings as of the reporting date. Finance result decreased by €0.7 million due to lower interest income on marketable securities. Both effects were partially offset by a gain of €7.0 million from the fair value revaluation of pre-funded warrants, issued in February 2025.

Net loss

We incurred a net loss of €23.0 million, or €0.35 per ordinary share, during the six months ended June 30, 2025, compared to €23.5 million, or €0.40 per ordinary share, in 2024.

Liquidity and capital resources

As of June 30, 2025, our total funds available amounted to approximately €53.7 million, comprised of €13.0 million in cash and cash equivalents and €40.7 million in marketable securities.

Net cash used in operating activities

Net cash used in operating activities decreased to €21.6 million in the six months ended June 30, 2025, from €27.0 million in the six months ended June 30, 2024.

Net cash from financing activities

Net cash from financing activities increased by €27.1 million in the six months ended June 30, 2025, compared to the six months ended June 30, 2024, due to a public offering of ordinary shares and pre-funded warrants in the six months ended June 30, 2025.

Additional financial information

Additional information regarding these results and other relevant information is included in the notes to the financial statements in “Item 18. Financial Statements”, which are included in InflaRx’s most recent annual report on Form 20-F as filed on March 20, 2025 with the U.S. Securities and Exchange Commission.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2025, and 2024

	For the three months ended June 30,		For the six months ended June 30,
	2025 (unaudited)	2024 (unaudited)	2025 (unaudited)	2024 (unaudited)
	(in €, except for share data)

Revenues	39,432	6,357	39,432	42,394
Cost of sales	(2,399,583)	(348,153)	(2,408,874)	(568,674)
Gross profit (loss)	(2,360,151)	(341,796)	(2,369,442)	(526,280)
Sales and marketing expenses	(1,013,347)	(1,828,628)	(2,471,326)	(3,288,167)
Research and development expenses	(7,202,942)	(10,016,870)	(14,219,279)	(17,318,680)
General and administrative expenses	(3,279,485)	(3,226,098)	(8,342,090)	(6,805,249)
Other income	937,938	16,730	1,479,035	53,023
Other expenses	—	—	(26)	—
Operating result	(12,917,988)	(15,396,663)	(25,923,127)	(27,885,353)
Finance income	522,221	848,243	1,015,985	1,754,148
Finance expenses	(3,355)	(8,732)	(7,441)	(10,844)
Foreign exchange result	(2,869,983)	711,411	(4,778,812)	2,535,787
Other financial result	852,834	—	6,963,097	103,285
Income taxes	—	—	—	—
Income (loss) for the period	(14,416,271)	(13,845,741)	(22,730,298)	(23,502,977)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(113,604)	28,374	(264,271)	2,836
Total comprehensive income (loss)	(14,529,876)	(13,817,367)	(22,994,569)	(23,500,141)

Share information
Weighted average number of shares outstanding	67,747,130	58,883,272	65,542,269	58,883,272
Income (loss) per share (basic/diluted)	(0.21)	(0.24)	(0.35)	(0.40)

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of June 30, 2025 and December 31, 2024

	June 30, 2025 (unaudited)	December 31, 2024
	(in €)
ASSETS
Non-current assets
Property and equipment	247,027	256,280
Right-of-use assets	559,286	758,368
Intangible assets	50,106	50,781
Other assets	177,716	204,233
Financial assets	6,235,346	3,092,290
Total non-current assets	7,269,480	4,361,952
Current assets
Inventories	5,038,415	6,897,666
Current other assets	5,519,954	5,103,402
Other assets from government grants and research allowance	5,863,947	5,081,772
Tax receivables	1,753,638	1,735,335
Financial assets	34,993,289	34,462,352
Cash and cash equivalents	13,003,450	18,375,979
Total current assets	66,172,692	71,656,505
TOTAL ASSETS	73,442,172	76,018,457

EQUITY AND LIABILITIES
Equity
Issued capital	8,129,656	7,122,205
Share premium	348,956,615	334,929,685
Other capital reserves	47,704,375	44,115,861
Accumulated deficit	(354,922,519)	(332,192,221)
Other components of equity	7,176,239	7,440,510
Total equity	57,044,365	61,416,039
Non-current liabilities
Lease liabilities	203,878	399,066
Other liabilities	36,877	36,877
Total non-current liabilities	240,755	435,943
Current liabilities
Trade and other payables	9,735,656	11,394,232
Lease liabilities	395,234	406,020
Employee benefits	1,114,635	2,064,678
Liabilities to warrant holders	4,549,915	—
Other liabilities	361,613	301,544
Total current liabilities	16,157,053	14,166,475
Total liabilities	16,397,808	14,602,417
TOTAL EQUITY AND LIABILITIES	73,442,172	76,018,457

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2025 and 2024

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2025	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period	—	—	—	(22,730,298)	—	(22,730,298)
Exchange differences on translation of foreign currency	—	—	—	—	(264,271)	(264,271)
Total comprehensive loss	—	—	—	(22,730,298)	(264,271)	(22,994,569)
Issuance of ordinary shares	1,007,450	15,136,235	—	—	—	16,143,686
Transaction costs for ordinary shares	—	(1,109,305)	—	—	—	(1,109,305)
Equity-settled share-based payments	—	—	3,588,514	—	—	3,588,514
Balance as of June 30, 2025	8,129,656	348,956,615	47,704,375	(354,922,519)	7,176,239	57,044,365

Balance as of January 1, 2024	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period	—	—	—	(23,502,977)	—	(23,502,977)
Exchange differences on translation of foreign currency	—	—	—	—	2,836	2,836
Total comprehensive loss	—	—	—	(23,502,977)	2,836	(23,500,141)
Equity-settled share-based payments	—	—	3,073,814	—	—	3,073,814
Balance as of June 30, 2024	7,065,993	334,211,338	43,123,867	(309,630,796)	7,385,002	82,155,403

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows
for the six months ended June 30, 2025 and 2024

	For the six months ended June 30,
	2025 (unaudited)	2024 (unaudited)
	(in €)
Operating activities
Loss for the period	(22,730,298)	(23,502,977)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	228,801	262,932
Net finance income	(3,192,828)	(4,382,376)
Share-based payment expense	3,588,514	3,073,813
Net foreign exchange differences and other adjustments	1,518,421	(101,055)
Changes in:
Other assets from government grants and research allowances	(782,175)	—
Other assets and trade receivables	(408,339)	1,189,849
Employee benefits	(950,043)	(484,102)
Other liabilities	60,068	(2,711,447)
Trade and other payables	(1,658,576)	(3,429,460)
Inventories	1,859,251	1,723,566
Interest received	906,087	1,369,670
Interest paid	(7,652)	(11,048)
Net cash used in operating activities	(21,568,767)	(27,002,634)
Investing activities
Purchase of intangible assets, property and equipment	(25,673)	(28,310)
Purchase of current financial assets	(35,514,042)	(23,254,210)
Proceeds from the maturity of financial assets	28,288,912	56,221,278
Net cash from / (used in) investing activities	(7,250,803)	32,938,758
Financing activities
Proceeds from issuance of ordinary shares	16,143,686	—
Proceeds from pre-funded warrants	12,915,909	—
Transaction costs from issuance of ordinary shares and pre-funded warrants	(1,949,998)	—
Repayment of lease liabilities	(199,904)	(193,053)
Net cash from / (used in) financing activities	26,909,693	(193,053)
Net increase in cash and cash equivalents	(1,909,878)	5,743,071
Effect of exchange rate changes on cash and cash equivalents	(3,462,651)	641,107
Cash and cash equivalents at beginning of period	18,375,979	12,767,943
Cash and cash equivalents at end of period	13,003,450	19,152,121

About GOHIBIC (vilobelimab)

In the United States, vilobelimab has been granted an Emergency Use Authorization by the U.S. Food and Drug Administration (FDA) for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation (IMV) or extracorporeal membrane oxygenation (ECMO) under the trade name GOHIBIC. The emergency use of GOHIBIC (vilobelimab) is only authorized for the duration of the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biological products during the COVID-19 pandemic under Section 564(b)(1) of the Act, 21 U.S.C. § 360bbb-3(b)(1), unless the declaration is terminated, or authorization revoked sooner. GOHIBIC (vilobelimab) is an investigational drug that has not been approved by the FDA for any indication, including for the treatment of COVID-19. There is limited information known about the safety and effectiveness of using GOHIBIC (vilobelimab) to treat people in the hospital with COVID-19. Please see additional information in the Fact Sheet for Healthcare Providers, Fact Sheet for Patients and Parents/Caregivers and FDA Letter of Authorization on the GOHIBIC website http://www.gohibic.com.

In the European Union, GOHIBIC (vilobelimab) has been granted marketing authorization (Marketing Authorization) under exceptional circumstances for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome (ARDS) who are receiving systemic corticosteroids as part of standard of care and receiving IMV with or without ECMO. The EU approval of GOHIBIC (vilobelimab) is supported by the previously announced results of the multicenter Phase 3 PANAMO trial, one of the largest 1:1 randomized, double-blind, placebo-controlled trials in invasively mechanically ventilated COVID-19 patients in intensive care units. The results showed that vilobelimab treatment improved survival with a relative reduction in 28-day all-cause mortality of 23.9% compared to placebo in the global data set. The data were published in The Lancet Respiratory Medicine.

A Marketing Authorization under exceptional circumstances is recommended when the benefit/risk assessment is determined to be positive but, due to the rarity of the disease, it’s unlikely that comprehensive data can be obtained under normal conditions of use. Under the terms of GOHIBIC (vilobelimab)’s approval in the European Commission, InflaRx will provide annual updates to European Medicines Agency on the previously announced clinical platform study by the Biomedical Advanced Research and Development Authority. Vilobelimab is included in this study as one of three new potential therapies for treating ARDS.

The COVID-19 related work described herein was partly funded by the German Federal Government through grant number 16LW0113 (VILO-COVID). All responsibility for the content of this work lies with InflaRx.

Important Safety Information about GOHIBIC (vilobelimab)

There is limited clinical data available for GOHIBIC (vilobelimab). Serious and unexpected adverse events (AEs) may occur that have not been previously reported with GOHIBIC (vilobelimab) use.

GOHIBIC (vilobelimab) has been associated with an increase of serious infections. In patients with COVID-19, monitor for signs and symptoms of new infections during and after treatment with GOHIBIC (vilobelimab). Hypersensitivity reactions have been observed with GOHIBIC (vilobelimab). If a severe hypersensitivity reaction occurs, administration of GOHIBIC (vilobelimab) should be discontinued and appropriate therapy initiated.

The most common adverse reactions (incidence ≥3%) are pneumonia, sepsis, delirium, pulmonary embolism, hypertension, pneumothorax, deep vein thrombosis, herpes simplex, enterococcal infection, bronchopulmonary aspergillosis, hepatic enzyme increased, urinary tract infection, hypoxia, thrombocytopenia, pneumomediastinum, respiratory tract infection, supraventricular tachycardia, constipation, and rash.

Healthcare providers and/or their designee are responsible for mandatory FDA MedWatch reporting of all medication errors, serious AEs or deaths that occur during GOHIBIC (vilobelimab) treatment and are considered to be potentially attributable to GOHIBIC (vilobelimab).

Report side effects to the FDA at 1-800-FDA-1088 or www.FDA.gov/medwatch. In addition, side effects can be reported to InflaRx at: pvusa@inflarx.de.

For the full prescribing information and additional important safety information, please visit www.GOHIBIC.com.

About vilobelimab

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of free C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism of the innate immune system, which is not the case for molecules blocking C5. In pre-clinical studies, vilobelimab has been shown to control the inflammatory response-driven tissue and organ damage by specifically blocking free C5a as a key “amplifier” of this response.

About INF904

INF904 is an orally administered, small molecule inhibitor of the C5a receptor Ca5R1 that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that INF904 has minimal inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Reported results from a first-in-human study demonstrated that INF904 is well tolerated in treated subjects and exhibits no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of INF904 with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period.

About InflaRx N.V.

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies. InflaRx is also developing INF904, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:

InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals and related treatment recommendations by medical/healthcare institutes and other third-party organizations; our ability to successfully commercialize and the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals or our other product candidates; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indications or for vilobelimab and any other product candidates, under an EUA and in the future if approved for commercial use in the U.S. or elsewhere; our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of COVID-19 and other debilitating or life-threatening inflammatory indications, including PG, and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our expectations regarding the scope of any approved indication for vilobelimab; our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.